December 19, 2019

Alec E. Gores
Chairman of the Board
Gores Holdings III, Inc.
9800 Wilshire Blvd.
Beverly Hills, CA 90212

       Re: Gores Holdings III, Inc.
           Proxy Statement on Schedule 14A
           Filed November 22, 2019
           File No. 001-38643

Dear Mr. Gores:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy on Schedule 14A filed November 22, 2019

Industry Leadership with Extensive Portfolio of Mission-Critical Services, page
44

1. Please revise to provide support for claims throughout your proxy statement regarding
      PAE's market leadership.
Comparative Share Information, page 120

2. Please expand your disclosure to include the requisite historical and equivalent pro forma per share data of the target company as well as book value per share, cash dividends declared per share; and income (loss) per share from continuing operations. Refer to Item
      14(b)(10) of Schedule 14A.
 Alec E. Gores
FirstName LastNameAlec E. Gores
Gores Holdings III, Inc.
Comapany19, 2019
December NameGores Holdings III, Inc.
December 19, 2019 Page 2
Page 2
FirstName LastName
Background of the Business Combination, page 149

3. Please provide more detail about your negotiations with Company C and Company D, including information regarding the contemplated structure and financial parameters of these potential business combinations. If any or all of Companies A through F are portfolio companies of Platinum Equity or otherwise affiliated with Tom Gores, please revise to disclose.
4. Please expand the disclosure in this section to include a more detailed description of the negotiations surrounding the material terms of the merger agreement and the other agreements related to the Business Combination. For example, we note that "updated terms" were discussed at different intervals and that you refer several times to stockholder and potential investor feedback on the deal terms. We also note numerous updates on the
         "then-current transaction structure and terms" during the intensive negotiation period from
         September 18, 2019 to October 31, 2019. Please provide a more robust discussion of significant open issues, how they were resolved, and how the deal evolved, including with respect to the form and mix of consideration and the adjustments thereto, the earn-out right, the potential increase in the equity that Platinum Equity would be "rolling in" the transaction, and the registration and investor rights agreements.
5. We note your description on page 154 regarding the independence disclosure letter in which Moelis "disclosed to the Board particular relationships or investments of Moelis that could impact Moelis' independence and the Board's decision to engage Moelis to deliver a fairness opinion to the Board." Please revise to describe these relationships or investments, and to explain why the board "determin[ed] that none of such matters would have an impact on Moelis' independence."
6. We note that you engaged Bank of America Merrill Lynch, Morgan Stanley, and Evercore
         as advisors to the proposed business combination. Please revise your disclosure to elaborate on their respective roles and, if a report, opinion or appraisal was prepared by any of those advisors, please provide disclosure pursuant to Item 14(b)(6) of Schedule
         14A.
Beneficial Ownership of Securities, page 290

7. Please identify the natural persons with voting and/or dispositive power over the securities held by the non-natural persons listed in the ownership table.
 Alec E. Gores
FirstName LastNameAlec E. Gores
Gores Holdings III, Inc.
Comapany19, 2019
December NameGores Holdings III, Inc.
Page 3
December 19, 2019 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Blaise Rhodes at 202-551-3774 or Donna Di Silvio at 202-551-3202 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at 202-551-3314 or Mara Ransom at 202-551-3264 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services